CONSENT OF MICON INTERNATIONAL LIMITED
March 24, 2026
VIA EDGAR
United States Securities and Exchange Commission

Re:	Integra Resources Corp. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2025 (the “Form 40-F”)

Micon International Limited, in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2025 (the “AIF”), which included references to our name and to the technical report entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA” dated July 30, 2023, with an effective date of June 28, 2023, hereby consent to (i) the reference of our name in the AIF, (ii) the inclusion of our name and the use of scientific and technical information attributed to us in the Form 40-F, and any amendments thereto, and (iii) the use of information derived from the technical report in the AIF and the Form 40-F, and any amendments thereto.
I also hereby consent to the use of information attributed to us in the AIF being included in or incorporated by reference into the registration statements on Form S-8 (File Nos. 333-242495 and 333-267507). This consent extends to any amendments to the Form S-8, including post-effective amendments, and any new Form S-8 registration statements filed by the Company incorporating by reference the Form 40-F.
/s/ Justin Taylor

Name: Justin Taylor Title: President & CEO